Exhibit 1.01

Ubiquiti Networks, Inc.

Conflict Minerals Report

This Report has been prepared pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule requires SEC registrants to determine whether “conflict minerals” are necessary to the functionality or production of products they manufacture or contract to manufacture. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (tin, tantalum, tungsten, and gold).

Based upon a reasonable country of origin inquiry (“RCOI”), if the SEC registrant knows that any of its necessary Conflict Minerals originated from sources in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and are not from recycled or scrap sources, or has reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries and has reason to believe that they may not be from recycled or scrap sources, the SEC registrant must exercise due diligence on the source of the Conflict Minerals and chain of custody, conforming to a nationally or internationally recognized due diligence framework.

1.	Introduction

1.1	Company and Product Overview

This Conflict Minerals Report (“Report”) has been prepared by the management of Ubiquiti Networks, Inc. (the “Company,” “we,” “us,” or “our”), with respect to the Company and all its subsidiaries and consolidated entities.

We develop high performance networking technology for service providers and enterprises. Our technology platforms for service providers enable carrier-class network infrastructure for fixed wireless broadband, wireless backhaul systems and routing. Our technology platforms for enterprises enable wireless local area network (WLAN) infrastructure, video surveillance products, and machine-to-machine communications. Our proprietary products and solutions include high performance radios, antennas, software, communications protocols and management tools that have been designed to deliver carrier and enterprise class wireless broadband access and other services primarily in the unlicensed RF spectrum. Our radios and antennas, which incorporate our proprietary technologies and firmware, are designed and field tested to deliver carrier-class network speeds, throughput, range and coverage, while simultaneously meeting the varying performance requirements of video, voice and data traffic.

We retain contract manufacturers to manufacture, control the quality of and ship our products. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. We therefore rely on our contract manufacturers and suppliers to provide information on the origins of Conflict Minerals necessary to the functionality or production of our products. We have no business relationship with any of the smelters or refiners involved in producing Conflict Minerals or with any of their respective suppliers.

1.2	Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that Conflict Minerals (tin, tantalum, tungsten, and gold regardless of country of origin) are necessary to the functionality or production of certain of the products that we contract to manufacture. Therefore, we are subject to the reporting obligations of Rule 13p-1.

To perform our RCOI, we surveyed our suppliers. In the survey, we asked those suppliers (i) whether the products they supply to us (or their components) contained Conflict Minerals, and (ii) if they did, to provide information regarding the source of Conflict Minerals contained in those products and components. We relied on our suppliers to provide us with information about the source of Conflict Minerals contained in the products and components they supplied to us.

Due to the complexity of our supply chain, it is time consuming and difficult to verify the origin of all of the Conflict Minerals in our products. Although we have been able to achieve a significant level of transparency as a result of our supply chain due diligence processes, we have been unable to determine the origin of all of the Conflict Minerals used in our products with absolute certainty.

1.3	Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

We support ending the violence and human rights violations in the mining of certain minerals from locations situated in the Democratic Republic of the Congo and surrounding countries (the “Conflict Region”). The U.S. Securities and Exchange Commission (the “SEC”) has adopted rules to implement reporting and disclosure requirements related to “Conflict Minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. These rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain “Conflict Minerals” that are “necessary to the functionality or production” of those products. The definition of “Conflict Minerals” refers to gold, as well as tin, tantalum and tungsten (which are derivatives of cassiterite, columbite-tantalite, and wolframite), regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future. We support these requirements to further the humanitarian goal of ending violent conflict in the Conflict Region, which has been found to be partially financed by the exploitation and trade of Conflict Minerals.

2.	Due Diligence Process

2.1	Design of Due Diligence

We designed our due diligence program to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), 2nd Edition.

2.2	Management Systems

2.2.1	Company Policy

As described above, we have adopted a company Conflict Minerals policy that we promote to our suppliers.

2.2.2	Internal Team

We have established procedures for identifying the use of Conflict Minerals in our products, and have established a team responsible for implementing our Conflict Minerals compliance strategies.

2.2.3	Supplier Engagement

As part of our RCOI and our corporate Conflict Minerals policy, we have engaged with our suppliers, prioritizing our largest suppliers in this process to collect information and raise awareness of our expectations relating to Conflict Minerals with greater effectiveness.

2.2.4	Escalation Procedure

We have escalation mechanisms whereby persons can report violations of the Company’s policies, relating to Conflict Minerals and otherwise.

2.2.5	Maintain Records

Our due diligence process involves the compilation and maintenance of relevant materials in electronic and hard-copy records.

2.3	Identify and Assess Risk in the Supply Chain

We evaluated survey responses from our suppliers and followed up to clarify or amplify their responses as necessary. We are continuing to follow-up on these responses.

Due to the complexity of our supply chain, it is time consuming and difficult to verify the origin of all of the necessary Conflict Minerals in our products. As a downstream purchaser of Conflict Minerals, or components containing Conflict Minerals, our diligence processes are based (by necessity) upon seeking data from our direct suppliers, with those suppliers seeking similar information within their supply chains to identify the original sources of Conflict Minerals. Accordingly, we rely heavily on information collected and provided by third parties. In some cases, this information may be inaccurate or incomplete. Using our supply chain due diligence processes, we hope to further develop transparency with respect to such items. Nonetheless, our diligence procedures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of such Conflict Minerals.

2.4	Design and Implement a Strategy to Respond to Risks

Based on our evaluation of the supplier responses described above, we plan to further develop and implement our risk management plan involving, among other things: (a) evaluating the Conflict Minerals used in our products; (b) identifying relevant risks in our supply chain; and (c) taking appropriate responses to such risks.

3.	Due Diligence Results

3.1	Due Diligence Process

We conducted a survey of all of our suppliers via a written questionnaire about the use of Conflict Minerals in products that they supply to us, their Conflict Minerals program, and their suppliers use and sourcing of Conflict Minerals. We requested that our four largest contract manufacturers, which provide products that represent over 90% of our revenues, also complete the template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”) known as the CFSI Reporting Template (the “EEIC Template”). In addition, we used follow-up discussions by telephone or electronic communications with our suppliers to better understand their responses. We also engaged in similar inquiries with certain of the component vendors to our suppliers.

3.2	Survey Responses and Due Diligence Results

We received survey responses from almost all of our suppliers. Almost 90% of these suppliers responded to us that they were able to determine the origin of relevant Conflict Minerals, and that they believed the applicable products were manufactured “conflict free.” While we evaluated survey responses and are continuing to follow-up on these responses, not all of our suppliers have responded. In addition, as a downstream purchaser, our diligence processes depend upon our suppliers seeking data within their supply chains to identify the original sources of Conflict Minerals, and some of our suppliers have advised us that they did not receive responses to their requests for due diligence information from all of their suppliers.

Based on the data provided by our suppliers, we concluded that we are unable to determine the country of origin of all of the Conflict Minerals in our supply chain during the reporting period.

Safe Harbor for Forward Looking Statements

Certain statements in this Form SD and the Conflict Minerals Report attached as an Exhibit thereto are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements other than statements of historical fact including words such as “look”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “consider” and “plan” and statements in the future tense are forward looking statements. These statements that could be deemed forward-looking statements include statements regarding business trends, anticipated demand for our products, and any statements or assumptions underlying any of the foregoing.

Forward-looking statements are subject to certain risks and uncertainties that could cause our actual future results to differ materially, or cause a material adverse impact on our results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date made. We do not undertake any obligation to update information contained herein. You should review our SEC filings carefully and with the understanding that our actual future results may be materially different from what we expect.